DELL INTERNATIONAL L.L.C.

EMC CORPORATION

One Dell Way

Round Rock, Texas 78682

August 15, 2023

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Dell International L.L.C., EMC Corporation and Guarantors Registration Statement on Form S-4

Ladies and Gentlemen:

In connection with the Registration Statement on Form S-4 of Dell International L.L.C., a Delaware limited liability company (“Dell International”), and EMC Corporation, a Massachusetts corporation (together with Dell International, the “Issuers”), and the additional registrants listed therein (collectively, the “Guarantors,” and together with the Issuers, the “Registrants”), we transmitted for filing by direct electronic transmission under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-4 (the “S-4 Registration Statement”), together with certain exhibits thereto, relating to the Issuers’ offers to exchange up to (i) $962,390,000 aggregate principal amount of their registered 3.375% Senior Notes due 2041 (the “2041 Exchange Notes”) for a like amount of the Issuers’ outstanding unregistered 3.375% Senior Notes due 2041 that were issued on December 13, 2021 (the “2041 Outstanding Notes”), which were offered and sold in reliance upon Rule 144A and Regulation S under the Securities Act, and (ii) $1,094,877,000 aggregate principal amount of their registered 3.450% Senior Notes due 2051 (the “2051 Exchange Notes” and, together with the 2041 Exchange Notes, the “Exchange Notes”) for a like amount of the Issuers’ outstanding unregistered 3.450% Senior Notes due 2051 that were issued on December 13, 2021 (the “2051 Outstanding Notes” and, together with the 2041 Outstanding Notes, the “Outstanding Notes”), which were offered and sold in reliance upon Rule 144A and Regulation S under the Securities Act. The Outstanding Notes are, and the Exchange Notes will be, fully and unconditionally guaranteed by the Guarantors, who are also registrants under the S-4 Registration Statement.

The Registrants are registering the exchange offer on the S-4 Registration Statement in reliance on the position of the Securities and Exchange Commission (the “Commission”) enunciated in Exxon Capital Holdings Corp., available May 13, 1988 (“Exxon Capital”), Morgan Stanley & Co., Inc., available June 5, 1991 (regarding resales) and Shearman & Sterling, available July 2, 1993 (with respect to the participation of broker-dealers.) In connection with the S-4 Registration Statement, the Registrants hereby confirm and represent as follows:

1. The Registrants have not entered into any arrangement or understanding with any person to distribute the Exchange Notes and, to the best of each of the Registrants’ information and belief without independent investigation, each person participating in the exchange offer is acquiring the Exchange Notes in its ordinary course of business and is not engaged in, does not intend to engage in, and has no arrangement or understanding with any person to participate in, the distribution of the Exchange Notes. In this regard, the Registrants will disclose to each person participating in the exchange offer that if such person is participating in the exchange offer for the purpose of distributing the Exchange Notes, such person (i) could not rely on the Staff’s position enunciated in Exxon Capital or interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Each Registrant acknowledges that such a secondary resale transaction by such person participating in the exchange offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K.

2. No broker-dealer has entered into any arrangement or understanding with the Registrants or an affiliate of the Registrants to distribute the Exchange Notes. The Registrants will disclose to each person participating in the exchange offer (through the exchange offer prospectus) that any broker-dealer who receives any Exchange Notes for its own account pursuant to the exchange offer may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those Exchange Notes. The Registrants will also include in the letter of transmittal to be executed by each holder participating in the exchange offer that each broker-dealer that receives such Exchange Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those Exchange Notes and that by so acknowledging and delivering a prospectus, the broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

The filing fee for the S-4 Registration Statement in the amount of $226,710.83 has previously been deposited by wire transfer of same day funds to the Commission’s account at U.S. Bank.

If you have any questions on the above-referenced S-4 Registration Statement, please contact the undersigned at (800) 289-3355, Hui Lin of Simpson Thacher & Bartlett LLP at (212) 455-7862 or Jessica Asrat of Simpson Thacher & Bartlett LLP at (212) 455-3126.

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Very truly yours,

DELL INTERNATIONAL L.L.C.

By:	/s/ Christopher Garcia

Name:	Christopher Garcia
Title:	Assistant Secretary and Senior Vice President

EMC CORPORATION

By:	/s/ Christopher Garcia

Name:	Christopher Garcia
Title:	Assistant Secretary and Senior Vice President

[Signature Page – Transmittal Letter to SEC]